Barlow Partners, Inc.

CODE OF ETHICS

I.	INTRODUCTION

Barlow has a fiduciary duty to the Funds it manages that requires Access Persons to act solely for the benefit of the Funds. In recognition of Barlow's fiduciary obligations to the Funds and Barlow’s desire to maintain high ethical standards, Barlow has adopted this Code of Ethics containing provisions designed to: (i) prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by Barlow or securities holdings of Advisory Clients; (iii) identify conflicts of interest; and (iv) provide means to resolve any actual or potential conflict in favor of the Fund.

One goal is to allow Barlow’s Access Persons to engage in personal securities transactions while protecting the Funds, Barlow and its Access Persons from conflicts that might result from a violation of the securities laws or from real or apparent conflicts of interests. It is important to note that Barlow does not invest in securities for its Clients or its own account. Barlow only invests in private investment funds and any potential conflicts are limited to those investments. While it is impossible to define all situations that might pose such a risk, this Code of Ethics is designed to address circumstances where such risks are likely to arise.

Adherence to the Code of Ethics is considered a basic condition of employment for Access Persons of Barlow. If there is any doubt as to the propriety of any activity, Access Persons should consult with the Chief Compliance Officer or such designated person. The Chief Compliance Officer or such designated person may rely upon the advice of legal counsel or outside compliance consultants.

II.	APPLICABILITY OF CODE OF ETHICS

A.	Personal Accounts of Access Persons. This Code of Ethics applies to all Personal Accounts of all Access Persons. A Personal Account also includes an account maintained by or for:

(1)	Access Person's spouse and minor children who live in the household of the Access Person.

1

Barlow Partners, Inc.

(2)	Any individuals who live in the Access Person's household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;

(3)	Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls, or (ii) for whom the Access Person provides discretionary advisory services;

(4)	Any trust or other arrangement which names the Access Person as a beneficiary; and

(5)	Any partnership, corporation, or other entity of which the Access Person is a director, officer or partner or in which the Access Person has a 25% or greater beneficial interest, or owns a controlling interest or exercises effective control.

As provided in Section IV.A.(1), upon receipt of this Compliance Manual each Access Person will be required to provide a comprehensive list of all their Personal Accounts to the Chief Compliance Officer.

B.	Access Person as Trustee. A Personal Account does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person whom the Access Person does not provide primary financial support, or (ii) an independent third party.

(1)	Personal Accounts of Other Access Persons. A Personal Account of an Access Person that is managed by another Access Person is considered to be a Personal Account only of the Access Person who has a Beneficial Ownership in the Personal Account. The account is considered to be a client account with respect to the Access Person managing the Personal Account.

(2)	Solicitors/Consultants. Non-employee Solicitors or consultants are not subject to this Code of Ethics unless the Solicitor/consultant, as part of his duties on behalf of Barlow, (i) makes or participates in the making of investment recommendations for the Funds, or (ii) obtains information on recommended investments for the Funds.

2

Barlow Partners, Inc.

(3)	Client Accounts. A client account includes any account managed by Barlow that is not a Personal Account.

III.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

A.	General. It is the responsibility of each Access Person to ensure that a particular security transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Security transactions for Access Persons may be effected only in accordance with the provisions of this Section.

B.	Preclearance of Transactions in Personal Accounts. All Access Person must obtain written approval of the Compliance Officer before engaging in any transactions in his or her Personal Account other than a transaction in Initial Public Offerings (IPO’s) or private investments funds for her Personal Account. A request for pre-clearance of IPO and private investment funds investments must be confirmed in writing by the Chief Compliance Officer. A request for pre-clearance for an IPO or an investment in a private investment fund by the Chief Compliance Officer must be confirmed in writing by the Chief Operating Officer.

IV.	REPORTING REQUIREMENTS

A.	All Access Persons are required to submit to the Chief Compliance Officer or such designated person (subject to the applicable provisions of Section V. below) the following reports:

(1)	Initial Holdings Report – Each Access Person is required to provide the Chief Compliance Officer or such designated person with an Initial Holdings Report within 10 days of the date that such person became an Access Person that meets the following requirements:

(a)	Must disclose all of the Access Person’s current security holdings with the following content for each reportable security (as defined in IV.B. below) that the Access Person has any direct or indirect beneficial ownership:

3

Barlow Partners, Inc.

•	title and type of reportable security, the number of shares, and principal amount of each reportable security involved;

•	market value of each security.

(b)	the name of the broker, dealer, or bank with or through which the transaction was executed. Information contained in the Initial Holding Reports must be current as of a date no more than 45 days prior to the date the person becomes an Access Person.

(c)	The date upon which the report was submitted must be included.

(2)	Annual Holdings Report – Subject to the applicable provisions of Section V. below, Access Persons must also provide Annual Holdings Reports of all current security holdings at least once during each 12-month period (the “Annual Holding Certification Date”). From a content perspective, such Annual Holdings Reports must comply with the requirements of Section IV.A.(1)(a), (b) and (c) above. The information contained in the Annual Holdings Reports must be current as of a date no more than 45 days prior to the date of submission.

(3)	Quarterly Securities Transaction Reports – Subject to the applicable provisions of Section V. below, Access Persons must also provide quarterly securities transaction reports for each transaction in a security (as defined in Section IV.B. below) that the Access Person has any direct or indirect beneficial ownership. Such quarterly transaction reports must meet the following requirements:

(a)	Content Requirements – Quarterly transaction report must include at a minimum:

•	the date of the transaction;

•	the nature of the transaction (i.e., the purchase, sale or any other type of acquisition or disposition);

4

Barlow Partners, Inc.

•	the title of the reportable security, the number of shares, and principal amount of each reportable security involved;

•	the name of the broker, dealer, or bank with or through which the transaction was executed;

•	the price of the security at which the transaction was effected;

•	market value of security;

•	the date upon which the Access Person submitted the report.

(b)	Timing Requirements – Access Persons must submit a quarterly transaction report no later than 30 days after the end of each quarter.

B.	Definition of Reportable Security – Reportable security means a security as defined in Section 202(a)18) of the Registered Investment Advisers Act (15 U.S.C. 80b-2(a)(18)) except that it does not include:

(1)	direct obligations of the Government of the United States;

(2)	bankers’ acceptances, bank certificate of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(3)	shares issued by money market funds;

(4)	shares issued by registered open-end funds other than registered funds managed by the Adviser or registered funds whose adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser (each a “Reportable Fund”); and,

(5)	shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, none of which a Reportable Fund.

5

Barlow Partners, Inc.

V.	RECORDKEEPING

Rule 204-2(a)(13)(iii) of the Advisers Act requires an investor adviser to maintain a record of any decision, and the reasons supporting the decision, to approve the acquisitions of securities by access persons under Rule 204A-1(c) of the Advisers Act, for at least five years after the end of the fiscal year in which the approval was granted.

The Chief Compliance Officer will keep in an easily accessible place for at least 5 years copies of all trade confirmations, account statements, periodic statements and reports of Access Persons, copies of all preclearance notes, records of violations and actions taken as a result of violations, acknowledgements and other memoranda relating to the administration of this Code of Ethics.

The Chief Compliance Officer will maintain a list of all Access Persons of the Advisers currently and for the last five years. Such list is listed in the Appendix J of the Compliance Manual.

VI.	PROTECTION OF MATERIAL NON-PUBLIC INFORMATION AND BARLOW PARTNERS PROPRIETARY INFORMATION

In addition to other provisions of this Code of Ethics and Barlow’s Compliance Manual (including Section XVI. of the Compliance Manual and the Insider Trading Procedures), Access Persons should note that Barlow has a duty to safeguard material, non-public information about securities/investment recommendations provided to (or made on behalf of) Advisory Clients. As such, Access Persons generally should not share such information outside of Barlow. Notwithstanding the foregoing, Access Persons and Barlow may provide such information to persons or entities providing services to Barlow, Advisory Client or the Funds where such information is required to effectively provide the services in question.

6

Barlow Partners, Inc.

Examples of such are:

•	government agencies;

•	accountants or accounting support service firms;

•	custodians;

•	transfer agents;

•	bankers; and,

•	lawyers.

If there are any questions about the sharing of material, non-public information about securities/investment recommendations made by Barlow, please see the Chief Compliance Officer or such designated person.

VII.	OVERSIGHT OF CODE OF ETHICS

A.	Reporting. Any situation that may involve a conflict of interest or other possible violation of this Code of Ethics, must be promptly reported to the Chief Compliance Officer or such designated person who must report it to the executive management of Barlow.

B.	Review of Transactions. Each Access Person's transactions in his/her Personal Accounts may be reviewed on a regular basis and compared to transactions entered into by Barlow for the Funds. It is important to note that Barlow does not invest in securities for its Clients or its own account. Barlow only invests in private investment funds and any potential conflicts are limited to those investments. Any transactions that are believed to be a violation of this Code of Ethics will be reported promptly to the Chief Compliance Officer or such designated person who must report them to the executive management of Barlow.

C.	Sanctions. The executive management of Barlow, with advice of outside legal counsel, at its discretion, shall consider reports made to management and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action management deems appropriate or to the extent required by law (as advised by outside legal counsel). These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment with Barlow, or criminal or civil penalties.

7

Barlow Partners, Inc.

VIII.	CONFIDENTIALITY

All reports of securities transactions and any other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.

IX.	GIFTS AND BUSINESS ENTERTAINMENT

No Access Person may give, offer or receive any gift, service, or other item of more than de minimis value, which for the purposes of this Policy is $100, to existing investors, prospective investors, or any entity that does business with or potentially could conduct business with the Adviser.

The Access Persons may provide or accept a business entertainment event, such as a dinner or sporting event, of reasonable value, if the person or the entity providing the entertainment is present.

8

Barlow Partners, Inc.

INSIDER TRADING PROCEDURES

I.	POLICY STATEMENT ON INSIDER TRADING

Barlow forbids any employee from trading, either personally or on behalf of others, including Funds, on material non-public information or communicating material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” Barlow’s policy applies to every employee and extends to activities within and outside their duties at Barlow’s principal office. Every employee must read and retain this policy statement.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an “insider”) or the communication of material non-public information to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

•	trading by an insider, while in possession of material non-public information;

•	trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated;

•	communicating material non-public information to others.

The elements of insider trading and the penalties for such unlawful conduct are discussed below. If, after reviewing this policy statement, any employee has any questions they should consult the Chief Compliance Officer or such designated person.

A.	Who is an Insider?

The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, Barlow may become a temporary insider of a company it advises or for which it performs other services. According to the Supreme Court, the company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider.

1

Barlow Partners, Inc.

B.	What is Material Information?

Trading on insider information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Information that employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Material information does not have to relate to a company’s business. For example, in Carpenter v. U.S., 18 U.S. 316 (1987), the Supreme Court considered as material certain information about the contents of a forthcoming newspaper column that was expected to affect the market price of a security. In that case, a Wall Street Journal reporter was found criminally liable for disclosing to others the dates that reports on various companies would appear in the Journal and whether those reports would be favorable or not.

C.	What is Non-Public Information?

Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, the Wall Street Journal or other publications of general circulation would be considered public.

2

Barlow Partners, Inc.

D.	Basis for Liability

(1)	Fiduciary Duty Theory

In 1980, the Supreme Court found that there is no general duty to disclose before trading on material non-public information, but that such a duty arises only where there is a fiduciary relationship. That is, there must be a relationship between the parties to the transaction such that one party has a right to expect that the other party will disclose any material non-public information or refrain from trading. Chiarella v. U.S., 445 U.S. 22 (1980).

In Dirks v. SEC, 463 U.S. 646 (1983), the Supreme Court stated alternate theories under which non-insiders can acquire the fiduciary duties of insiders: they can enter into a confidential relationship with the company through which they gain information (e.g., attorneys, accountants), or they can acquire a fiduciary duty to the company’s shareholders as “tippees” if they are aware or should have been aware that they have been given confidential information by an insider who has violated his fiduciary duty to the company’s shareholders.

However, in the “tippee” situation, a breach of duty occurs only if the insider personally benefits, directly or indirectly, from the disclosure. The benefit does not have to be pecuniary, but can be a gift, a reputational benefit that will translate into future earnings, or even evidence of a relationship that suggests a quid pro quo.

(2)	Misappropriation Theory

Another basis for insider trading liability is the “misappropriation” theory, where liability is established when trading occurs on material non-public information that was stolen or misappropriated from any other person. In U.S. v. Carpenter, supra the Court found, in 1987, a columnist defrauded the Wall Street Journal when he stole information from the newspaper and used it for trading in the securities markets. It should be noted that the misappropriation theory can be used to reach a variety of individuals not previously thought to be encompassed under the fiduciary duty theory.

3

Barlow Partners, Inc.

E.	Penalties for Insider Trading

Any violation of this policy statement can be expected to result in serious sanctions by Barlow, including dismissal of the persons involved.

Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

(1)	civil injunctions;

(2)	treble damages;

(3)	disgorgement of profits;

(4)	jail sentences;

(5)	fines for the person who committed the violation of up to three times the profit gain or loss avoided, whether or not the person actually benefited; and

(6)	fines for the employer or other controlling person of up to the greater of $100,000 or three times the amount of the profit gained or loss avoided.

II.	PROCEDURES TO IMPLEMENT BARLOW’S POLICY AGAINST INSIDER TRADING

The following procedures have been established to aid employees in avoiding insider trading, and to aid Barlow in preventing, detecting, and imposing sanctions against insider trading. Every employee must follow these procedures or risk serious sanctions, including dismissal, substantial personal liability, and criminal penalties. If you have any questions about these procedures, you should consult the Chief Compliance Officer or such designated person.

4

Barlow Partners, Inc.

A.	Identifying Insider Information

(1)	Before engaging in personal trading and trading for Funds in the securities of a company about which there may be potential insider information, the following questions should be asked:

(a)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed?

(b)	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace by being published in Reuters, the Wall Street Journal or other publications of general circulation?

(2)	If, after consideration of the above, there is a possibility that the information could be material and non-public, or if there are questions as to whether the information is material and non-public, the following steps should be taken:

(a)	The matter should be reported immediately to the Chief Compliance Officer or such designated person.

(b)	The securities should not be purchased personally or on behalf of a Fund.

(c)	The information should not be communicated inside or outside Barlow, other than to the Chief Compliance Officer or such designated person.

(d)	After the Chief Compliance Officer or such designated person has reviewed the issue or consulted with counsel (as appropriate), the prohibitions against trading and communication shall be continued, or trading and communication of the information shall be permitted.

5

Barlow Partners, Inc.

B.	Personal Trading in Securities

(1)	Reporting

(a)	All employees that are Access Persons are required by Barlow’s Code of Ethics to submit to the Chief Compliance Officer or such designated person any transactions in securities prior to their purchase or disposition.

(b)	In addition, all Access Persons are required by Barlow’s Code of Ethics to submit upon the earlier of the commencement of employment with Barlow or effective date of Barlow’s Compliance Manual, the following:

(i)	a holding report that contain a list of all securities (as defined in Section IV.B. of the Code of Ethics) in which the Access Person has any beneficial ownership; and

(ii)	business activities in which the Access Person has a significant role.

(2)	Other Code of Ethics Provisions

Barlow’s Code of Ethics contains other restrictions on the personal securities trading of Access Persons. Barlow’s Code of Ethics is incorporated by reference into this policy. A personal securities transaction that would be permissible under the Code of Ethics is nevertheless still subject to this policy.

C.	Restricting Access to Material Non-public Information

If an employee is in possession of information that he or she has identified as material and non-public such information may not be communicated to anyone, including persons within Barlow, except as provided in Section II.A. (2). In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted.

6

Barlow Partners, Inc.

D.	Resolving Issues Concerning Insider Trading

If after consideration of the items set forth in Section II.A., doubt remains as to whether information is material or non-public, or if there is any unresolved question as to the applicability or interpretation of the foregoing procedures, or as to the propriety of any action, it must be discussed with the Chief Compliance Officer or such designated person before trading or communicating the information to anyone.

7